Exhibit 99.1

ISS Recommends that SINA Shareholders Vote “FOR” the Election of Yichen Zhang

ISS Acknowledges Conflict of Interest of Aristeia Nominee Brett Krause and Recommends SINA Shareholders Vote “AGAINST” Aristeia Nominee Brett Krause

ISS Recognizes Aristeia’s Significantly Flawed Proposals and Supports SINA’s Undertaking of Prudent Approach to Share Repurchases and Weibo Share Distributions

SINA Urges Shareholders to Vote “FOR” the Election of Yichen Zhang and “AGAINST” the Election of Each of Aristeia’s Nominees on the WHITE Proxy Card TODAY

BEIJING, Oct. 20, 2017 — SINA Corporation (“SINA” or the “Company”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced that Institutional Shareholder Services (“ISS”), the leading independent proxy advisory firm, recommends SINA shareholders vote “FOR” SINA’s director nominee, Yichen Zhang, in connection with the Company’s upcoming 2017 Annual General Meeting of Shareholders (“Annual General Meeting”) to be held on November 3, 2017.

In addition, ISS recommended that SINA shareholders vote “AGAINST” the election of one of Aristeia’s nominees, Brett Krause. SINA continues to believe that the Company’s shareholders should vote “AGAINST” the election of both Aristeia nominees, Mr. Krause and Thomas Manning.

Commenting on the October 19, 2017 report from ISS, SINA issued the following statement1:

In recommending SINA shareholders vote “FOR” Yichen Zhang, we are pleased ISS recognizes that “Zhang’s experience as a leader in China’s alternative investment industry as well as a member of the previous Eleventh and current Twelfth National Committee of the Chinese People’s Political Consultative Conference seems especially valuable.”

In recommending SINA shareholders vote “AGAINST” one of Aristeia’s nominee, Brett Krause, we are pleased that ISS recognized Mr. Krause’s significant conflicts of interest and lack of public company Board experience. ISS indicates that “[Mr. Krause’s] firm’s involvement in the development of companies competing in the social media space (Momo and Inke are two examples, though the firm is purportedly trimming the latter position), the risk for conflict is of some concern. Of greater concern is Krause’s lack of public board experience. Since the company is subject to a high degree of regulation by the PRC, prior public board experience in China seems to be an important risk mitigant at the present moment.” We agree with ISS’ assessment and reiterate ISS’ recommendation to vote “AGAINST” the election of Mr. Krause.

1  Permission to use quotations neither sought nor obtained.

However, we disagree with ISS’ decision to support the election of Aristeia nominee, Thomas Manning. SINA continues to strongly recommend that shareholders vote “AGAINST” the election of Mr. Manning, as he does not bring any additional skills or experience that is not already well-represented on the SINA Board of Directors. In addition, governance experts, including ISS, recognize that directors who sit on too many boards are unable to commit sufficient focus to their responsibilities and thus emphasize that adding overboarded directors is not in the best interests of shareholders. Mr. Manning is already overly committed in serving on the boards or holding executive positions at eight companies, including as Chairman or as a Committee member at three companies, and he is also a lecturer at a university. We question how Mr. Manning would have the time or capacity to serve as an effective director on yet another Board.

Importantly, ISS recognizes that there are significant flaws in Aristeia’s proposals, which it acknowledges may be taken from the typical ‘activist playbook.’ With regard to Aristeia’s proposals, which we believe are inherently risky and potentially value destructive, ISS agrees “there are possible regulatory challenges and viable counterarguments facing each of the dissident’s four proposals.” These are the very same objections we raised with Aristeia when the SINA Board first began discussions regarding Aristeia’s proposals.

ISS states the following regarding each of the Aristeia proposals:

•                  “Selling SINA to a third party: Selling the company to a non-Chinese third party seems to be a non-starter (assuming that the company intends to continue operating as a media company within the PRC) given that TMT is considered a sensitive industry critical to national security, and is therefore subject to national security review procedures for M&A transactions involving non-Chinese investors.”

•                  “Splitting off SINA’s Weibo stake: A transaction involving a change of control of Weibo could be subject to the national security and antitrust enforcement provisions noted above. Sacrificing SINA’s control of Weibo could compromise the synergies realized by SINA’s present dual-platform business model and negatively impact the core business...”

 •               “Negotiating a reverse merger: Here, Alibaba’s stake in Weibo could present a hurdle, since the possibility of Alibaba becoming the combined company’s largest shareholder may provoke antitrust issues.

•                  “Increasing buybacks: The company has extended its 2016 share buyback program, which has approximately USD 474 million of capacity remaining through June 2018. Whether the dissident intends that the company should accelerate the current buyback program, increase authorizations, or both, is unclear. However, it is reasonable that the company would wait to conduct future buybacks on a price dip, and at the same time conduct repurchases in a measured way that seeks to avoid running afoul of CPC efforts to rein in corporate leverage.”

•                  “While none of the proposals above should necessarily be precluded from exploration, it seems that the two most accessible alternatives—SINA share buybacks and partial Weibo share distributions—are strategies that the company is already engaging in, with the main dispute among the parties being the amount and timing of said buybacks and distributions.”

In short, the SINA Board and management team have delivered a significant share price appreciation of approximately 200% since Charles Chao, Chairman and CEO of SINA, made a significant investment in SINA and became the Company’s largest shareholder2; established a successful organic growth strategy and proven their ability to help incubate and develop new businesses and business models, as demonstrated by the tremendous growth and outperformance of Weibo.

Under the leadership and direction of the current Board, SINA continues to successfully execute its strategic plan, deliver strong financial results, drive growth and create substantial value for all shareholders. The SINA Board of Directors consists of highly qualified directors who are committed to acting in shareholders’ best interests and have been carefully selected to ensure the right mix of skills and expertise that is critical to overseeing a leading publicly-traded online media company in China.

In contrast, Aristeia and its two nominees lack the relevant and additional skills, experience and understanding of SINA, China’s regulation environment, and public companies operations in the Internet and online media industries in China. We believe that Aristeia’s proposals will not create sustainable shareholder value, but will instead consist of financial engineering maneuvers that will introduce substantial risk to your company, including certain proposals that are simply not feasible.

Do not risk jeopardizing our momentum and the substantial returns that you continue to enjoy. We ask for your support in this important election so that we can continue to deliver long-term sustainable value to all of SINA’s shareholders.

SINA shareholders are reminded that their vote is extremely important, no matter how many shares they own. The SINA Board unanimously urges shareholders to protect the value of their investment by voting “FOR” Yichen Zhang and “AGAINST” each of Aristeia’s nominees on the WHITE proxy card and to discard any blue proxy card or other proxy materials you may receive from Aristeia. If you have already returned a blue proxy card, you can change your vote by signing, dating and returning a WHITE proxy card TODAY. Only your latest dated proxy card will be counted.

2  Based on SINA’s closing share price on May 29, 2015 and October 19, 2017. Source: Nasdaq.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal), SINA Mobile Apps and Weibo.com (social media) enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected performance and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2016 and its other filings with the SEC. Past performance is not necessarily indicative of future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The information in this press release is provided only as of the date hereof, and SINA assumes no obligation to update its forward-looking statements in this press release or elsewhere, except as required by law.

1 Permission to use quotations neither sought nor obtained.
2 Based on SINA’s closing share price on May 29, 2015 and October 19, 2017. Source: Nasdaq.

Contacts

Investor Relations

SINA Corporation
Phone: 8610-5898 3336
Email: ir@staff.SINA.com.cn

Larry Miller / Scott Winter
Innisfree M&A Incorporated
Phone: 212-750-5833

Media

Ed Trissel / Nick Lamplough
Joele Frank, Wilkinson Brimmer Katcher
Phone: 212-355-4449